

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via E-mail
Michael Winterhalter
President and Chief Executive Officer
FairWind Energy Inc.
14 Monarch Beach Plaza, Suite 254
Monarch Beach, California 92629

> **Re: FairWind Energy Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 17, 2014**
> **File No. 333-194975**

Dear Mr. Winterhalter:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment two in our letter dated November 21, 2014. Please state specifically, in an appropriate place in your prospectus, that you are not a blank check company and have no current plans or intentions to engage in a business combination following this offering.

Prospectus Cover Page

2. Consistent with your risk factor entitled "Because there is no escrow, trust or similar account . . ." on page 10, please disclose here that the proceeds from this offering will not be placed in an escrow, trust account or similar account, and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors, page 6

Because there is no escrow, trust or similar account, the offering proceeds could be seized by creditors or by a trustee in bankruptcy, in which case investors would lose their entire investment, page 10

3. We note disclosure that a return of money to investors could be precluded or delayed if a creditor were to attach subscription funds from this offering. However, other disclosure in this risk factor and elsewhere suggests that the funds that you raise will not be returned to investors in any event. Please reconcile these disclosures since there does not appear to be any provision for returning funds to investors.

Prospectus Summary, page 3

4. We note your response to comment 3 in our letter dated November 21, 2014. Please revise to include the telephone number of your principal executive offices either on the prospectus cover page or in this section. See Item 503(b) of Regulation S-K.

Use of Proceeds, page 13

5. We note your response to comment 7 in our letter dated November 21, 2014. Please revise to disclose where "Retention" falls in the order of priority of the use of proceeds from this offering.

Selling Stockholders, page 14

6. We note your response to comment 10 in our letter dated November 21, 2014. Please revise to make the footnotes in the table consistent with the footnote references. For example, footnote (4) states that Mr. William Winterhalter is a director, which is not consistent with disclosure on page 31 in the filing. We also note that there are six footnote references and only five footnote notations in the table.

Plan of Distribution, page 16

Plan of Distribution for the Company's Initial Public Offering of 750,000 Shares of Common Stock, page 16

7. We note your response to comment 11 in our letter dated November 21, 2014. Please file the form of any subscription agreement that you intend to use in connection with the offering as an exhibit with your next amendment.

8. We note your response to comment 12 in our letter dated November 21, 2014. In this section you state that you will pay Mr. Krogius on a quarterly basis until October 9, 2015, but on page 34, you state that you will pay him until April 18, 2015, which also appears to be consistent with the agreement filed as Exhibit 10.3 to the registration statement. Please reconcile these disclosures.

Directors, Executive Officers, Promoters and Control Persons, page 30

9. We note your response to comment 15 in our letter dated November 21, 2014. We note that Mr. Winterhalter included the title "Chief Financial Officer" on the signature page of the registration statement. Please remove this title on the signature page of the registration statement if he is not the Chief Financial Officer.

You may contact Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Keith A. Gernant, Esq.